[SG Cowen & Co., LLC Letterhead]

September 27, 2005

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 03-08

Washington, D.C.  20549

Attention:  Mr. Zafar Hasan Esq.

Re:          Sunesis Pharmaceuticals, Inc.

Registration Statement on Form S-1 (File No. 333-121646)

Ladies and Gentlemen:

As representative of the undersigned underwriters of the proposed initial public offering of up to 6,000,000 shares of common stock of Sunesis Pharmaceuticals, Inc., we hereby represent to the Staff of the U.S. Securities and Exchange Commission that the normal channels of communications between the underwriters and potential purchasers are being and would be used to inform such potential purchasers of (1) the change in the offering price, (2) the indications of interest submitted by the Company’s existing stockholders and (3) the amount of the deemed dividend prior to confirming sales.  In addition, a copy of the final prospectus will accompany each confirmation notice.

Very truly yours,

LEHMAN BROTHERS INC.
SG COWEN & CO., LLC
NEEDHAM & COMPANY, LLC

BY:	SG COWEN & CO., LLC

BY:	/S/ GRAHAM POWISS
Graham Powiss,
Managing Director